Form 40-F
period 2020-11-30
GoldMining Inc.
filed 2021-03-01
CIK 1538847

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F

[Check one]

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

 OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(A) OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended November 30, 2020
Commission File Number 001-39566

GoldMining Inc.
(Exact name of Registrant as specified in its charter)

Canada
(Province or other jurisdiction of incorporation or organization)

1040
(Primary Standard Industrial Classification Code Number (if applicable))

Not Applicable
(I.R.S. Employer
Identification Number (if applicable))

Suite 1830, 1030 West Georgia Street
Vancouver, British Columbia, V6E 2Y3 Canada
(604) 630-1000
(Address and telephone number of Registrant’s principal executive offices)

C T Corporation System
28 Liberty Street
New York, New York 10005
(212) 894-8940

(Name, address (including zip code) and telephone number (including area code)
of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common shares	GLDG	NYSE American

Securities registered or to be registered pursuant to Section 12(g) of the Act: None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

For annual reports, indicate by check mark the information filed with this Form:

☒	Annual information form	☒	Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 148,732,142

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒	No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒	No ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company       ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

EXPLANATORY NOTE

GoldMining Inc. (the “Company” or “Registrant”) is a Canadian public company eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40-F pursuant to the multi-jurisdictional disclosure system of the Exchange Act. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. The equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3 of the Exchange Act.

FORWARD-LOOKING STATEMENTS

This annual report on Form 40-F and the exhibits attached hereto may contains certain forward-looking information and statements, including statements relating to matters that are not historical facts and statements of our beliefs, intentions and expectations about developments, results and events which will or may occur in the future, including “forward-looking statements,” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995, as amended, collectively referred to as “forward-looking statements.” The forward-looking statements contained in this annual report on Form 40-F are made only as of the date hereof. The forward-looking statements contained in the exhibits incorporated by reference into this annual report on Form 40-F are made only as of the respective dates set forth in such exhibits. The Company does not have, or undertake, any obligation to update or revise any forward-looking statements whether as a result of new information, subsequent events or otherwise, unless otherwise required by law.

Often, but not always, forward-looking statements can be identified by the use of words such as “plans,” “expects,” “does not expect,” “is expected,” “budget,” “estimates,” “intends,” “anticipates,” “forecasts,” “does not anticipate,” “believes” or variations of such words and phrases, or statements that certain actions, events or results “may,” “could,” “would,” “should” or “will” be taken, occur or be achieved.

Forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about the business and the industry and markets in which the Company operates including: (i) the duration, extent, and other implications of the coronavirus (“COVID-19”) and other pandemics or public health crises, and any restrictions and suspensions with respect to our operations; (ii) the timing and ability to obtain requisite operational, environmental and other licenses, permits and approvals, including extensions thereof; (iii) that current gold, silver, base metal and other commodity prices will be sustained or will improve; (iv) the proposed development of the Company’s projects will be viable operationally and economically and will proceed as expected; (v) any additional financing required by the Company will be available on reasonable terms; (vi) the Company will not experience any material accident, labor dispute or failure of plant or equipment; and (vii) the ability of the Company’s subsidiary, Gold Royalty Corp., to carry out its business strategy as contemplated.

Investors are cautioned that forward-looking statements are not guarantees of future performance and involve risks and uncertainties, including, but not limited to: (i) risks related to public health crises, including risks related to COVID-19; (ii) risks related to the exploration, development, and operation of early-stage mineral properties, including the speculative nature of exploration and development projects, the possibility of diminishing quantities or grades of mineralization, the inability to recover certain expenditures and the exposure to operational hazards typically encountered in the exploration, development and production of mineral properties; (iii) risks related to the uncertainty of mineral resource estimates; (iv) risks related to the potential dilution of voting power or earnings per share as a result of the exercise of convertible securities of the Company, future financings or future acquisitions financed by the issuance of equity; (v) risks related to potential acquisitions of additional mineral properties; (vi) risks related to obtaining and maintaining all necessary government permits, approvals and authorizations related to the continued exploration and development of the Company’s current and future projects and operations; (vii) risks relating to referendums or resolutions respecting prohibitions or restrictions on mining; (viii) risks related to government regulations and government and community approvals, acceptance, agreements and permissions (generally referred to as “social licence”), including the ability to obtain and maintain required government and community approvals, the impact of changing government regulations and shifting political climates, and the ability of regulatory authorities to impose fines or shut down operations in cases of non-compliance; (ix) risks related to the presence of artisanal miners; (x) risks inherent in mining and development, including risks related to accidents, labour disputes, environmental hazards, unfavourable operating conditions, or other unanticipated difficulties with or interruptions in operations; (xi) risks relating to infrastructure; (xii) risks related to property and mineral title, including defective title to mineral claims or property; (xiii) risks related to environmental regulation and liability; (xiv) risks related to uncertainty of the performance of contractors; (xv) costs, delays and other risks associated with statutory and regulatory compliance; (xvi) risks related to general economic conditions; (xvii) risks related to gold and other commodity price fluctuations and volatility; (xviii) risks related to the fact that the Company has no known mineral reserves and that no economic reserves may exist on the Company’s projects; (xix) risks related to the uncertainty of profitability, as the Company has no history of earnings; (xx) risks related to competitive conditions in the mineral exploration and mining industry; (xxi) risks related to foreign exchange fluctuations; (xxii) risks related to the ability of the Company to retain skilled and experienced personnel, contractors, management and employees; (xxiii) risks related to potential litigation; (xxiv) risks related to foreign operations; (xxv) risks related to possible conflicts of interest; (xxvi) uninsurable risks; (xxvii) risks associated with joint ventures; (xxviii) risks relating to capital cost estimates; and other risks and uncertainties listed in the Company’s public filings, including those set out under “Risk Factors” in the Company’s Annual Information Form for the year ended November 30, 2020 (the “AIF”) filed as Exhibit 99.1 to this annual report on Form 40-F and its Management’s Discussion and Analysis (“MD&A”) for the year ended November 30, 2020 filed as Exhibit 99.2 to this annual report on Form 40-F. These risks, as well as others, could cause actual results and events to vary significantly. Accordingly, readers should not place undue reliance on forward-looking statements and information, which are qualified in their entirety by this cautionary statement. There can be no assurance that forward-looking information, or the material factors or assumptions used to develop such forward-looking information, will prove to be accurate. The Company does not undertake any obligations to release publicly any revisions for updating any voluntary forward-looking statements, except as required by applicable securities laws.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this annual report on Form 40-F in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company prepares its financial statements, which are filed with this annual report on Form 40-F in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and the audit is subject to Canadian auditing and auditor independence standards. Consequently, the Company’s financial statements may not be comparable to those prepared by U.S. companies. The Company’s audited financial statements as at and for the year ended November 30, 2020 and 2019 (the “Audited Financial Statements”) are attached hereto as Exhibit 99.3 to this annual report on Form 40-F and incorporated by reference herein.

CURRENCY

Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F are in United States dollars. The exchange rate of United Sates dollars into Canadian dollars, on November 30, 2020, based upon the daily average exchange rate as published by the Bank of Canada, was U.S.$1.00=CDN $1.2965. The exchange rate of United States dollars into Canadian dollars, on February 26, 2021, based upon the daily average exchange rate as published by the Bank of Canada, was U.S.$1.00=CDN $1.2685.

CAUTIONARY NOTE REGARDING RESOURCE AND RESERVE ESTIMATES

The Company’s AIF, attached as Exhibit 99.1 to this annual report on Form 40-F, and the MD&A, attached as Exhibit 99.2 to this annual report on Form 40-F, have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. Mineral resource estimates included in this annual report on Form 40-F and in any document incorporated by reference herein or therein have been prepared in accordance with, and use terms that comply with, the reporting standards in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. In accordance with NI 43-101, the Company uses the terms mineral reserves and resources as they are defined in accordance with the CIM Definition Standards on mineral reserves and resources (the “CIM Definition Standard”) adopted by the Canadian Institute of Mining, Metallurgy and Petroleum.

The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the Exchange Act. These amendments became effective February 25, 2019 (the “SEC Modernization Rules”) and have replaced the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7. As a foreign private issuer that files its annual report on Form 40-F with the SEC pursuant to the multi-jurisdictional disclosure system (“MJDS”), the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards. However, if the Company either ceases to be a “foreign private issuer” or ceases to be entitled to file reports under the MJDS, then the Company will be required to provide disclosure on its mineral properties under the SEC Modernization Rules. Accordingly, United States investors are cautioned that the disclosure the Company provides on its mineral properties in this annual report on Form 40-F and under its continuous disclosure obligations under the Exchange Act may be different from the disclosure that the Company would otherwise be required to provide as a U.S. domestic issuer or a non-MJDS foreign private issuer under the SEC Modernization Rules.

The SEC Modernization Rules include the adoption of terms describing mineral reserves and mineral resources that are substantially similar to the corresponding terms under the CIM Definition Standards. As a result of the adoption of the SEC Modernization Rules, the SEC will now recognize estimates of “measured mineral resources,” “indicated mineral resources” and “inferred mineral resources.” In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be substantially similar to the corresponding CIM Definition Standards.

United States investors are cautioned that while the above terms are substantially similar to CIM Definition Standards, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven reserves,” “probable reserves,” “measured mineral resources,” “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules.

United States investors are also cautioned that while the SEC will now recognize “measured mineral resources,” “indicated mineral resources” and “inferred mineral resources,” investors should not to assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to their existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any “measured mineral resources,” “indicated mineral resources,” or “inferred mineral resources” that the Company reports are or will be economically or legally mineable.

Further, “inferred resources” have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist. In accordance with Canadian rules, estimates of “inferred mineral resources” cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101.

Accordingly, information contained in this annual report on Form 40-F and the portions of documents incorporated by reference herein contain descriptions of the Company’s mineral deposits that may not be comparable to similar information made public by U.S. companies who prepare their disclosure in accordance with U.S. federal securities laws and the rules and regulations thereunder.

PRINCIPAL DOCUMENTS

The following documents, filed as Exhibits 99.1, 99.2 and 99.3 hereto, are hereby incorporated by reference into this annual report on Form 40-F:

(a)	Annual Information Form of GoldMining Inc. for the fiscal year ended November 30, 2020.

(b)	Management’s Discussion and Analysis of GoldMining Inc. for the fiscal year ended November 30, 2020.

(c)	Consolidated Financial Statements of GoldMining Inc. for the fiscal years ended November 30, 2020 and November 30, 2019.

ADDITIONAL DISCLOSURE

Certifications and Disclosure Regarding Controls and Procedures.

(a)	Certifications. See Exhibits 99.4, 99.5, 99.6 and 99.7 to this annual report on Form 40-F.

(b)	Disclosure Controls and Procedures.

As of the end of the period covered by this report, an evaluation was carried out under the supervision of and with the participation of the Company’s management, including the Company’s principal executive officer and principal financial officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) under the Exchange Act). Based on that evaluation, the Company’s principal executive officer and principal financial officer have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (ii) accumulated and communicated to the Company’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

It should be noted that while the Company’s principal executive officer and principal financial officer believe that the Company’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the Company’s disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute assurance that the objectives of the control system are met.

(c)

Management’s Annual Report on Internal Control Over Financial Reporting. This annual report on Form 40-F does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

(d)

Attestation report of the registered public accounting firm. This annual report on Form 40-F does not include an attestation report of the Company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies. In addition, in accordance with the United States Jumpstart Our Business Startup Act (the “JOBS Act”), the Company qualifies as an “emerging growth company” (an “EGC”), which entitles the Company to take advantage of certain exemptions from various reporting requirements. Specifically, the JOBS Act defers the requirement to have the Company’s independent auditor assess the Company’s internal controls over financial reporting under Section 404(b) of the Sarbanes-Oxley Act. As such, the Company is exempted from the requirement to include an auditor attestation report in this annual report for so long as the Company remains an EGC.

(e)	Changes in internal control over financial reporting.

During the period covered by this annual report on Form 40-F, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Notices Pursuant to Regulation BTR.

The Company was not required by Rule 104 of Regulation BTR to send any notices to any of its directors or executive officers during the fiscal year ended November 30, 2020.

Audit Committee Financial Expert.

The Company’s Board of Directors (the “Board”) has determined that David Kong is (i) an audit committee financial expert, under the applicable criteria prescribed by the SEC in the general instructions of Form 40-F and (ii) independent, under the applicable NYSE American listing standards.

The SEC has indicated that the designation of a person as an audit committee financial expert does not make such person as “expert” for any purpose, impose on such person any duties, obligations or liability that are greater than those imposed on such person as a member of the Audit Committee and Board in the absence of such designation, or affect the duties, obligations or liability of any other member of the Audit Committee or Board.

Code of Ethics.

The Board has adopted a written code of business conduct and ethics (the “Code”), by which it and all officers and employees of the Company, including the Company’s principal executive officer, principal financial officer and principal accounting officer or controller, abide. There were no waivers granted in respect of the Code during the fiscal year ended November 30, 2020. The Code is posted on the Company’s website at https://www.goldmining.com. If there is an amendment to the Code, or if a waiver of the Code is granted to any of the Company’s principal executive officer, principal financial officer, principal accounting officer or controller, the Company intends to disclose any such amendment or waiver by posting such information on the Company’s website within five business days of the amendment or waiver and such information will remain available for a twelve-month period. Unless and to the extent specifically referred to herein, the information on the Company’s website shall not be deemed to be incorporated by reference in this Annual Report.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The required disclosure is included under the heading “Audit Committee” in the Company’s Annual Information Form for the fiscal year ended November 30, 2020, filed as Exhibit 99.1 to this annual report on Form 40-F.

For a description of the Company’s pre-approval policies and procedures related to the provision of non-audit services, see “Pre-Approval Policies and Procedures” on page 87 of the AIF, which is attached as Exhibit 99.1 to this annual report on Form 40-F and incorporated by reference herein.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any “off-balance sheet arrangements” (as that term is defined in paragraph (11) of General Instruction B to Form 40-F) that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The required disclosure is included under the heading “Contractual Obligations” in the Company’s MD&A for the fiscal year ended November 30, 2020, filed as Exhibit 99.2 to this annual report on Form 40-F.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Company has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act and satisfies the requirements of Exchange Act Rule 10A-3. The members of the audit committee are: David Kong, Gloria Ballesta and the Hon. Herb Dhaliwal.

MINE SAFETY DISCLOSURE

Not Applicable.

NYSE AMERICAN CORPORATE GOVERNANCE

The common shares of the Company are listed on NYSE American LLC (“NYSE American”). Section 110 of the NYSE American Company Guide permits the NYSE American to consider the laws, customs and practices of foreign issuers and to grant exemptions from NYSE American listing criteria based on these considerations. Below is a description of the significant ways in which the Company’s governance practices differ from those followed by U.S. domestic companies pursuant to NYSE American standards:

Quorum.

Section 123 of the NYSE American Company Guide recommends a quorum of not less than one-third of a listed company’s shares issued and outstanding entitled to vote at a meeting of shareholders. The Company’s quorum requirement under its Articles is two or more persons present or and holding by proxy not less than five percent (5%) of the total number of issued shares of the Company having voting rights at such meeting.

Shareholder Approval.

Section 711 of the NYSE American Listed Company Guide requires shareholder approval of all equity compensation plans and material revisions to such plans. The definition of “equity compensation plans” includes plans that provide for the delivery of both newly issued and treasury securities, as well as plans that include securities re-acquired in the open market by the issuing company for the purpose of redistribution to employees and directors. The Company will follow the shareholder approval requirements listed in Section 613 of the TSX Company Manual in connection with equity compensation arrangements.

Section 713 of the NYSE American Listed Company Guide requires a listed company to obtain the approval of its shareholders for certain kinds of securities issuances, including private placements that result in the issuance of common shares (or securities convertible into common shares) equal to 20% or more of presently outstanding shares for less than the greater of book or market value of such shares. The Company will follow the shareholder approval requirements listed in Part VI of the TSX Company Manual in connection with certain securities issuances, including private placements.

In addition, the Company may from time-to-time seek exemption from NYSE American corporate governance requirements under Section 110 of the NYSE American Company Guide, in which case the Company will make any required disclosures of such exemptions. The foregoing is consistent with the laws, customs and practices in Canada.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.     Undertaking

The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

B.     Consent to Service of Process

The Company has previously filed with the SEC a written consent to service of process and power of attorney on Form-F-X. Any changes to the name or address of the Company’s agent for service shall be communicated promptly to the SEC by amendment to the Form F-X referencing the file number of the Company.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

GOLDMINING INC.

By:	/s/ Pat Obara
Name:	Pat Obara
Title:	Chief Financial Officer
Date:	March 1, 2021

EXHIBIT INDEX

Exhibit No.	Description

99.1	Annual Information Form for the fiscal year ended November 30, 2020

99.2	Management’s Discussion and Analysis for the fiscal year ended November 30, 2020

99.3	Consolidated Financial Statements for the fiscal years ended November 30 and 2019

99.4	Certificate of Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.5	Certificate of Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.6	Certificate of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Certificate of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Consent of PricewaterhouseCoopers LLP

99.9	Consent of Paulo Pereira
99.10	Consent of Gary H. Giroux
99.11	Consent of Robert E. Cameron
99.12	Consent of Joseph A. Kantor
99.13	Consent of Porfirio Cabaleiro Rodriguez
99.14	Consent of Leonardo de Moraes Soares
99.15	Consent of SRK Consulting (U.S.), Inc.

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Calculation Linkbase

101.LAB	XBRL Taxonomy Extension Labels Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Document