Form 40-F
period 2021-11-30
GoldMining Inc.
filed 2022-02-28
CIK 1538847

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F

[Check one]

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(A) OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended November 30, 2021
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 150,242,110

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

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

Forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about the business and the industry and markets in which the Company operates including: (i) the duration, extent, and other implications of the coronavirus (“COVID-19”) and other pandemics or public health crises, and any restrictions and suspensions with respect to our operations; (ii) the timing and ability to obtain requisite operational, environmental and other licenses, permits and approvals, including extensions thereof; (iii) that current gold, silver, base metal and other commodity prices will be sustained or will improve; (iv) the proposed development of the Company’s projects will be viable operationally and economically and will proceed as expected; (v) any additional financing required by the Company will be available on reasonable terms; and (vi) the Company will not experience any material accident, labor dispute or failure of plant or equipment.

Investors are cautioned that forward-looking statements are not guarantees of future performance and involve risks and uncertainties, including, but not limited to: (i) risks related to public health crises, including risks related to COVID-19; (ii) risks related to the exploration, development, and operation of early-stage mineral properties, including the speculative nature of exploration and development projects, the possibility of diminishing quantities or grades of mineralization, the inability to recover certain expenditures and the exposure to operational hazards typically encountered in the exploration, development and production of mineral properties; (iii) risks related to the uncertainty of mineral resource estimates; (iv) risks related to the potential dilution of voting power or earnings per share as a result of the exercise of convertible securities of the Company, future financings or future acquisitions financed by the issuance of equity; (v) risks related to potential acquisitions of additional mineral properties or mergers with or investment in new companies; (vi) risks related to loss or abandonment of interest by the Company in its mineral properties (vii) risks related to obtaining and maintaining all necessary government permits, approvals and authorizations related to the continued exploration and development of the Company’s current and future projects and operations; (viii) risks relating to referendums or resolutions respecting prohibitions or restrictions on mining; (ix) risks related to government regulations and government and community approvals, acceptance, agreements and permissions (generally referred to as “social licence”), including the ability to obtain and maintain required government and community approvals, the impact of changing government regulations and shifting political climates, and the ability of regulatory authorities to impose fines or shut down operations in cases of non-compliance; (x) risks related to the presence of artisanal miners; (xi) risks inherent in mining and development, including risks related to accidents, labour disputes, environmental hazards, unfavourable operating conditions, or other unanticipated difficulties with or interruptions in operations; (xii) risks relating to infrastructure; (xiii) risks related to property and mineral title, including defective title to mineral claims or property; (xiv) risks related to environmental regulation and liability; (xv) costs, compliance and other risks associated with climate change and emerging climate change regulation; (xvi) risks related to information systems and cyber security; (xvii) risks related to uncertainty of the performance of contractors; (xviii) costs, delays and other risks associated with statutory and regulatory compliance; (xix) risks related to general economic conditions; (xx) risks related to gold and other commodity price fluctuations and volatility; (xxi) risks related to the fact that the Company has no known mineral reserves and that no economic reserves may exist on the Company’s projects; (xxii) risks related to the uncertainty of profitability and financing risks, as the Company has no history of earnings; (xxiii) risks related to competitive conditions in the mineral exploration and mining industry; (xxiv) risks related to internal controls over financial reporting (xxv) risks related to foreign exchange fluctuations; (xxvi) risks related to the ability of the Company to retain skilled and experienced personnel, contractors, management and employees; (xxvii) risks related to potential litigation; (xxviii) risks related to foreign operations; (xxix) risks related to possible conflicts of interest; (xxx) uninsurable risks; (xxxi) risks associated with joint ventures; (xxxii) risks relating to capital cost estimates; and other risks and uncertainties listed in the Company’s public filings, including those set out under “Risk Factors” in the Company’s Annual Information Form for the year ended November 30, 2021 (the “AIF”) filed as Exhibit 99.1 to this annual report on Form 40-F and its Management’s Discussion and Analysis (“MD&A”) for the year ended November 30, 2021 filed as Exhibit 99.2 to this annual report on Form 40-F. These risks, as well as others, could cause actual results and events to vary significantly. Accordingly, readers should not place undue reliance on forward-looking statements and information, which are qualified in their entirety by this cautionary statement. There can be no assurance that forward-looking information, or the material factors or assumptions used to develop such forward-looking information, will prove to be accurate. The Company does not undertake any obligations to release publicly any revisions for updating any voluntary forward-looking statements, except as required by applicable securities laws.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this annual report on Form 40-F in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company prepares its financial statements, which are filed with this annual report on Form 40-F in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Consequently, the Company’s financial statements may not be comparable to those prepared by U.S. companies. The Company’s audited financial statements as at and for the year ended November 30, 2021 and 2020 (the “Audited Financial Statements”) are attached hereto as Exhibit 99.3 to this annual report on Form 40-F and incorporated by reference herein.

CURRENCY

Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F are in Canadian dollars. The exchange rate of Canadian dollars into United States dollars, on November 30, 2021, based upon the daily average exchange rate as published by the Bank of Canada, was CDN $1.00=U.S. $0.7817. The exchange rate of Canadian dollars into United States dollars, on February 25, 2022, based upon the daily average exchange rate as published by the Bank of Canada, was CDN $1.00=U.S. $0.7845.

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

PRINCIPAL DOCUMENTS

The following documents, filed as Exhibits 99.1, 99.2 and 99.3 hereto, are hereby incorporated by reference into this annual report on Form 40-F:

(a)	Annual Information Form of GoldMining Inc. for the fiscal year ended November 30, 2021.

(b)	Management’s Discussion and Analysis of GoldMining Inc. for the fiscal year ended November 30, 2021.

(c)	Consolidated Financial Statements of GoldMining Inc. for the fiscal years ended November 30, 2021 and November 30, 2020.

ADDITIONAL DISCLOSURE

Certifications and Disclosure Regarding Controls and Procedures.

(a)	Certifications. See Exhibits 99.4, 99.5, 99.6 and 99.7 to this annual report on Form 40-F.

(b)	Disclosure Controls and Procedures.

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

(c)
Management’s Annual Report on Internal Control Over Financial Reporting. Management, with the participation of its Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) and 240.15d-15(f) under the Exchange Act). The Company uses the 2013 Internal Control - Integrated Framework published by The Committee of Sponsoring Organizations of the Treadway Commission as the basis for assessing its internal control over financial reporting. Management has determined that the Company’s internal control over financial reporting was effective as at November 30, 2021.

(d)
Attestation report of the registered public accounting firm. In accordance with the United States Jumpstart Our Business Startup Act (the “JOBS Act”), the Company qualifies as an “emerging growth company” (an “EGC”), which entitles the Company to take advantage of certain exemptions from various reporting requirements. Specifically, the JOBS Act defers the requirement to have the Company’s independent auditor assess the Company’s internal controls over financial reporting under Section 404(b) of the Sarbanes-Oxley Act for so long as the Company remains an EGC. Accordingly, this annual report on Form 40-F does not include an attestation report of the Company’s registered public accounting firm due to the Company’s status as an EGC.

(e)	Changes in internal control over financial reporting.

During the fiscal year ended November 30, 2021, covered by this annual report on Form 40-F, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Notices Pursuant to Regulation BTR.

The Company was not required by Rule 104 of Regulation BTR to send any notices to any of its directors or executive officers during the fiscal year ended November 30, 2021.

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

Code of Ethics.

The Board has adopted a written code of business conduct and ethics (the “Code”), by which it and all officers and employees of the Company, including the Company’s principal executive officer, principal financial officer and principal accounting officer or controller, abide. There were no waivers granted in respect of the Code during the fiscal year ended November 30, 2021. The Code is posted on the Company’s website at https://www.goldmining.com. If there is an amendment to the Code, or if a waiver of the Code is granted to any of the Company’s principal executive officer, principal financial officer, principal accounting officer or controller, the Company intends to disclose any such amendment or waiver by posting such information on the Company’s website within five business days of the amendment or waiver and such information will remain available for a twelve-month period. Unless and to the extent specifically referred to herein, the information on the Company’s website shall not be deemed to be incorporated by reference in this Annual Report.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The required disclosure is included under the heading “Audit Committee” in the AIF, filed as Exhibit 99.1 to this annual report on Form 40-F.

For a description of the Company’s pre-approval policies and procedures related to the provision of non-audit services, see “Pre-Approval Policies and Procedures” on page 71 of the AIF, filed as Exhibit 99.1 to this annual report on Form 40-F and incorporated by reference herein.

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

DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The required disclosure is included under the heading “Contractual Obligations” in the Company’s MD&A for the fiscal year ended November 30, 2021, filed as Exhibit 99.2 to this annual report on Form 40-F.

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

GOLDMINING INC.

By:	/s/ Pat Obara
Name:	Pat Obara
Title:	Chief Financial Officer
Date:	February 28, 2022

EXHIBIT INDEX

Exhibit No.	Description

99.1	Annual Information Form for the fiscal year ended November 30, 2021

99.2	Management’s Discussion and Analysis for the fiscal year ended November 30, 2021

99.3	Consolidated Financial Statements for the fiscal years ended November 30, 2021 and 2020

99.4	Certificate of Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.5	Certificate of Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.6	Certificate of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Certificate of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Consent of PricewaterhouseCoopers LLP

99.9	Consent of Paulo Pereira

99.15	Consent of Arthur Barnes

99.16	Consent of Sue Bird

99.17	Consent of Kirsten Girdner

99.18	Consent of Scott E. Wilson

99.19	Consent of Paul Hosford

99.20	Consent of Michael Cole

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema

101.CAL	Inline XBRL Taxonomy Calculation Linkbase

101.LAB	Inline XBRL Taxonomy Extension Labels Linkbase

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase

101.DEF	Inline XBRL Taxonomy Extension Definition Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL and contained in Exhibit 101)