Form 40-F/A
period 2021-11-30
GoldMining Inc.
filed 2022-03-01
CIK 1538847

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F/A
(AMENDMENT NO. 1)
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

This Amendment No. 1 to the Annual Report on Form 40-F (“Amendment No. 1”) amends the Annual Report on Form 40-F of GoldMining Inc. (the “Company”) for the year ended November 30, 2021, which was originally filed with the U.S. Securities and Exchange Commission on February 28, 2022 (the “Original Report”). This Amendment No. 1 is being filed solely to include the qualified person consents from Robert E. Cameron, Joseph A. Kantor, Mauricio Castañeda, Porfirio Cabaleiro Rodriguez, and Leonardo de Moraes Soares, filed as exhibits 99.10 – 99.14, respectively, to this Amendment No. 1.

Other than as discussed above and expressly set forth herein, this Amendment No. 1 does not, and does not purport to, amend or restate any other information contained in the Original Report nor does this Amendment No. 1 reflect any events that have occurred after the Original Report was filed. Accordingly, this Amendment No. 1 should be read in conjunction with the Original Report.

Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, this Amendment No. 1 also includes as exhibits the certifications of the Principal Executive Officer and Principal Financial Officer of the Company pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. As no financial statements have been included in this Amendment No. 1 and this Amendment No. 1 does not contain or amend any disclosure with respect to Items 307 and 308 of Regulation S-K (or the equivalent disclosure requirement in Form 40-F), paragraphs 3, 4, and 5 have been omitted from such certifications. The Company is not including certifications pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350) as no financial statements are being filed with this Amendment No. 1.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Amendment No. 1 to be signed on its behalf by the undersigned, thereto duly authorized.

GOLDMINING INC.

By:	/s/ Pat Obara
Name:	Pat Obara
Title:	Chief Financial Officer
Date:	March 1, 2022

EXHIBIT INDEX

Exhibit No.	Description

99.1**	Annual Information Form for the fiscal year ended November 30, 2021

99.2**	Management’s Discussion and Analysis for the fiscal year ended November 30, 2021

99.3**	Consolidated Financial Statements for the fiscal years ended November 30, 2021 and 2020

99.4*	Certificate of Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.5*	Certificate of Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.6**	Certificate of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7**	Certificate of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8**	Consent of PricewaterhouseCoopers LLP

99.9**	Consent of Paulo Pereira

99.10*	Consent of Robert E. Cameron

99.11*	Consent of Joseph A. Kantor

99.12*	Consent of Mauricio Castañeda

99.13*	Consent of Porfirio Cabaleiro Rodriguez

99.14*	Consent of Leonardo de Moraes Soares

99.15**	Consent of Arthur Barnes

99.16**	Consent of Sue Bird

99.17**	Consent of Kirsten Girdner

99.18**	Consent of Scott E. Wilson

99.19**	Consent of Paul Hosford

99.20**	Consent of Michael Cole

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema

101.CAL	Inline XBRL Taxonomy Calculation Linkbase

101.LAB	Inline XBRL Taxonomy Extension Labels Linkbase

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase

101.DEF	Inline XBRL Taxonomy Extension Definition Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL and contained in Exhibit 101)

* Filed herewith.
** Filed as an exhibit to the Original Report.