Form 40-F
period 2023-11-30
GoldMining Inc.
filed 2024-02-27
CIK 1538847

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F

[Check one]

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(A) OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended November 30, 2023
Commission File Number 001-39566

GoldMining Inc.
(Exact name of Registrant as specified in its charter)

Canada
(Province or other jurisdiction of incorporation or organization)

1040
(Primary Standard Industrial Classification Code Number (if applicable))

Not Applicable
(I.R.S. Employer Identification Number (if applicable))

Suite 1830, 1188 West Georgia Street
Vancouver, British Columbia, V6E 4A2 Canada
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 183,840,478

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

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

Forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about the business and the industry and markets in which the Company operates including: (i) the Company will realize on benefits expected from its business plans and strategies; (ii) the timing and ability to obtain requisite operational, environmental and other licenses, permits and approvals, including extensions thereof will occur and proceed as expected; (iii) current gold, silver, base metal and other commodity prices will be sustained, or will improve; (iv) the proposed development of the Company’s projects will be viable operationally and economically and will proceed as expected; (v) any additional financing required by the Company will be available, and on reasonable terms; (vi) the accuracy of any mineral reserve and mineral resource estimates; (vii) the accuracy of budgeted exploration and development costs and expenditures; (viii) the price of other commodities such as fuel; (ix) future currency exchange rates and interest rates; (x) political and regulatory stability; (xi) the receipt of governmental and third party approvals, licenses and permits on favourable terms; (xii) obtaining required renewals for existing approvals, licenses and permits and obtaining all other required approvals, licenses and permits on favourable terms; and (xiii) the Company will not experience any material accident, labor dispute or failure of plant or equipment.

Investors are cautioned that forward-looking statements are not guarantees of future performance and involve risks and uncertainties, including, but not limited to: (i) risks related to the exploration, development, and operation of early-stage mineral properties, including the speculative nature of exploration and development projects, the possibility of diminishing quantities or grades of mineralization, the inability to recover certain expenditures and the exposure to operational hazards typically encountered in the exploration, development and production of mineral properties; (ii) risks related to obtaining and maintaining all necessary government permits, approvals and authorizations related to the continued exploration and development of the Company’s current and future projects and operations; (iii) risks related to the uncertainty of mineral resource estimates; (iv) risks related to fluctuation in market value of publicly traded securities held by the Company; (v) risks related to the potential dilution of voting power or earnings per share as a result of the exercise of convertible securities of the Company, future financings or future acquisitions financed by the issuance of equity; (vi) risks related to general economic conditions; (vii) risks related to gold and other commodity price fluctuations and volatility; (xxi) risks related to the fact that the Company has no known mineral reserves and that no economic reserves may exist on the Company’s projects; (viii) risks related to potential acquisitions of additional mineral properties or mergers with or investment in new companies and abandonment of interest by the Company in its mineral properties; (ix) risks related to referendums or resolutions respecting prohibitions or restrictions on mining; (x) risks related to government regulations and government and community approvals, acceptance, agreements and permissions (generally referred to as “social licence”), including the ability to obtain and maintain required government and community approvals, the impact of changing government regulations and shifting political climates, and the ability of regulatory authorities to impose fines or shut down operations in cases of non-compliance; (xi) risks related to the presence of artisanal miners; (xii) risks inherent in mining and development, including risks related to accidents, labour disputes, environmental hazards, unfavourable operating conditions, or other unanticipated difficulties with or interruptions in operations; (xiii) risks relating to infrastructure; (xiv) risks related to competitive conditions in the mineral exploration and mining industry; (xv) risks related to property and mineral title, including defective title to mineral claims or property; (xvi) risks related to environmental regulation and liability; (xvii) costs, compliance and other risks associated with climate change and emerging climate change regulation; (xviii) risks related to information systems and cyber security; (xix) risks related to uncertainty of the performance of contractors; (xx) costs, delays and other risks associated with statutory and regulatory compliance; (xxi) risks related to the uncertainty of profitability and financing risks, as the Company has no history of earnings;  (xxii) risks related to health epidemics or pandemics; (xxiii) risks related to internal controls over financial reporting (xxiv) risks related to foreign exchange fluctuations; (xxv) risks related to the ability of the Company to retain skilled and experienced personnel, contractors, management and employees; (xxvi) risks related to potential litigation; (xxvii) risks related to foreign operations; (xxviii) risks related to possible conflicts of interest; (xxix) uninsurable risks; (xxx) risks associated with joint ventures; (xxxi) risks related to capital cost estimates; and other risks and uncertainties listed in the Company’s public filings, including those set out under “Risk Factors” in the Company’s Annual Information Form for the year ended November 30, 2023 (the “AIF”) filed as Exhibit 99.1 to this Annual Report on Form 40-F and its Management’s Discussion and Analysis (“MD&A”) for the year ended November 30, 2023 filed as Exhibit 99.2 to this Annual Report on Form 40-F. These risks, as well as others, could cause actual results and events to vary significantly. Accordingly, readers should not place undue reliance on forward-looking statements and information, which are qualified in their entirety by this cautionary statement. There can be no assurance that forward-looking information, or the material factors or assumptions used to develop such forward-looking information, will prove to be accurate. The Company does not undertake any obligations to release publicly any revisions for updating any voluntary forward-looking statements, except as required by applicable securities laws.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted, under the multijurisdictional disclosure system adopted by the United States, to prepare this Annual Report on Form 40-F in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company prepares its financial statements, which are filed with this Annual Report on Form 40-F in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Consequently, the Company’s financial statements may not be comparable to those prepared by U.S. companies. The Company’s audited financial statements as at and for the year ended November 30, 2023 and 2022 (the “Audited Financial Statements”) are attached hereto as Exhibit 99.3 to this Annual Report on Form 40-F and incorporated by reference herein.

CURRENCY

Unless otherwise indicated, all dollar amounts in this Annual Report on Form 40-F are in Canadian dollars. The exchange rate of Canadian dollars into United States dollars, on November 30, 2023, based upon the daily average exchange rate as published by the Bank of Canada, was CDN $1.00=U.S. $0.7363. The exchange rate of Canadian dollars into United States dollars, on February 26, 2024, based upon the daily average exchange rate as published by the Bank of Canada, was CDN $1.00=U.S. $0.7399.

CAUTIONARY NOTE REGARDING RESOURCE AND RESERVE ESTIMATES

The Company’s AIF, attached as Exhibit 99.1 to this Annual Report on Form 40-F, and the MD&A, attached as Exhibit 99.2 to this Annual Report on Form 40-F, have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. Mineral resource estimates included in this Annual Report on Form 40-F and in any document incorporated by reference herein or therein have been prepared in accordance with, and use terms that comply with, the reporting standards in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. In accordance with NI 43-101, the Company uses the terms mineral reserves and resources as they are defined in accordance with the CIM Definition Standards on mineral reserves and resources (the “CIM Definition Standard”) adopted by the Canadian Institute of Mining, Metallurgy and Petroleum.

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

United States investors are also cautioned that while the SEC will now recognize “measured mineral resources,” “indicated mineral resources” and “inferred mineral resources,” investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to their existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any “measured mineral resources,” “indicated mineral resources,” or “inferred mineral resources” that the Company reports are or will be economically or legally mineable.

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

PRINCIPAL DOCUMENTS

The following documents, filed as Exhibits 99.1, 99.2 and 99.3 hereto, are hereby incorporated by reference into this Annual Report on Form 40-F:

(a)	Annual Information Form of GoldMining Inc. for the fiscal year ended November 30, 2023.

(b)	Management’s Discussion and Analysis of GoldMining Inc. for the fiscal year ended November 30, 2023.

(c)	Consolidated Financial Statements of GoldMining Inc. for the fiscal years ended November 30, 2023 and November 30, 2022.

ADDITIONAL DISCLOSURE

Certifications and Disclosure Regarding Controls and Procedures.

(a)	Certifications. See Exhibits 99.4, 99.5, 99.6 and 99.7 to this Annual Report on Form 40-F.

(b)	Disclosure Controls and Procedures.

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

(c)

Management’s Annual Report on Internal Control Over Financial Reporting. Management, with the participation of its Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) and 240.15d-15(f) under the Exchange Act). The Company uses the 2013 Internal Control - Integrated Framework published by The Committee of Sponsoring Organizations of the Treadway Commission as the basis for assessing its internal control over financial reporting. Management has determined that the Company’s internal control over financial reporting was effective as at November 30, 2023.

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

During the fiscal year ended November 30, 2023, covered by this Annual Report on Form 40-F, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Notices Pursuant to Regulation BTR.

The Company was not required by Rule 104 of Regulation BTR to send any notices to any of its directors or executive officers during the fiscal year ended November 30, 2023.

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

Code of Ethics.

The Board has adopted a written code of business conduct and ethics (the “Code”), by which it and all officers and employees of the Company, including the Company’s principal executive officer, principal financial officer and principal accounting officer or controller, abide. There were no waivers granted in respect of the Code during the fiscal year ended November 30, 2023. The Code is posted on the Company’s website at https://www.goldmining.com/corporate/corporate_governance. If there is an amendment to the Code, or if a waiver of the Code is granted to any of the Company’s principal executive officer, principal financial officer, principal accounting officer or controller, the Company intends to disclose any such amendment or waiver by posting such information on the Company’s website within five business days of the amendment or waiver and such information will remain available for a twelve-month period. Unless and to the extent specifically referred to herein, the information on the Company’s website shall not be deemed to be incorporated by reference in this Annual Report.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The required disclosure is included under the heading “Audit Committee” in the AIF, filed as Exhibit 99.1 to this Annual Report on Form 40-F and incorporated by reference herein.

For a description of the Company’s pre-approval policies and procedures related to the provision of non-audit services, see “Pre-Approval Policies and Procedures” on page 84 of the AIF, filed as Exhibit 99.1 to this Annual Report on Form 40-F and incorporated by reference herein.

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

DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The required disclosure is included under the heading “Contractual Obligations” in the Company’s MD&A for the fiscal year ended November 30, 2023, filed as Exhibit 99.2 to this Annual Report on Form 40-F and incorporated by reference herein.

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

EXHIBIT INDEX

Exhibit No.	Description

97	Clawback Policy

99.1	Annual Information Form for the fiscal year ended November 30, 2023

99.2	Management’s Discussion and Analysis for the fiscal year ended November 30, 2023

99.3	Consolidated Financial Statements for the fiscal years ended November 30, 2023 and 2022

99.4	Certificate of Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.5	Certificate of Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.6	Certificate of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Certificate of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Consent of PricewaterhouseCoopers LLP (PCAOB ID: 271)

99.9	Consent of Paulo Pereira

99.10	Consent of Robert E. Cameron

99.11	Consent of Joseph A. Kantor

99.12	Consent of Mauricio Castañeda

99.13	Consent of Porfirio Cabaleiro Rodriguez

99.14	Consent of Leonardo de Moraes Soares

99.15	Consent of Sue Bird

99.16	Consent of Scott E. Wilson

99.17	Consent of Paul Hosford

99.18	Consent of Michael Cole

99.19	Insider Trading Policy

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema

101.CAL	Inline XBRL Taxonomy Calculation Linkbase

101.LAB	Inline XBRL Taxonomy Extension Labels Linkbase

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase

101.DEF	Inline XBRL Taxonomy Extension Definition Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL and contained in Exhibit 101)

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

GOLDMINING INC.

By:	/s/ Pat Obara
Name:	Pat Obara
Title:	Chief Financial Officer
Date:	February 27, 2024