Form 40-F
period 2025-11-30
GoldMining Inc.
filed 2026-02-27
CIK 1538847

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F

[Check one]

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(A) OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended November 30, 2025

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 213,757,471

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

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

Often, but not always, forward-looking statements can be identified by the use of words such as “plans,” “expects,” “estimates,” “intends,” “anticipates,” “forecasts,” “does not anticipate,” “believes,” “contemplate,” “continue,” “proposes,” “predicts,” “targets,” “aims,” “pursues,” “potential,” “objective,” “capable” or the negatives or variations of such words and phrases, or statements that certain actions, events or results “may,” “could,” “would,” “should,” “shall,” “might” or “will” be taken, occur or be achieved.

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

Investors are cautioned that forward-looking statements are not guarantees of future performance and involve risks and uncertainties, including, but not limited to: (i) the exploration, development, and operation of early-stage mineral properties, including the speculative nature of exploration and development projects, the possibility of diminishing quantities or grades of mineralization, the inability to recover certain expenditures and the exposure to operational hazards typically encountered in the exploration, development and production of mineral properties; (ii) obtaining and maintaining all necessary government permits, approvals and authorizations related to the continued exploration and development of the Company’s current and future projects and operations; (iii) the uncertainty of mineral resource estimates; (iv) fluctuation in market value of publicly traded securities held by the Company; (v) the potential dilution of voting power or earnings per share as a result of the exercise of convertible securities of the Company, future financings or future acquisitions financed by the issuance of equity; (vi) general economic conditions; (vii) gold and other commodity price fluctuations and volatility; (viii) the Company has no known mineral reserves and that no economic reserves may exist on the Company’s projects; (ix) potential acquisitions of additional mineral properties or mergers with or investment in new companies and abandonment of interest by the Company in its mineral properties; (x) referendums or resolutions respecting prohibitions or restrictions on mining; (xi) government regulations and government and community approvals, acceptance, agreements and permissions (generally referred to as “social license”), including the ability to obtain and maintain required government and community approvals, the impact of changing government regulations and shifting political climates, and the ability of regulatory authorities to impose fines or shut down operations in cases of non-compliance; (xii) the presence of artisanal miners; (xiii) inherent risks in mining and development, including risks related to accidents, labour disputes, environmental hazards, unfavourable operating conditions, or other unanticipated difficulties with or interruptions in operations; (xiv) war, crime, terrorism, sabotage, blockades and other forms of civil unrest, and uncertain political and economic environment;  (xv)  infrastructure; (xvi) competitive conditions in the mineral exploration and mining industry; (xvii) property and mineral title, including defective title to mineral claims or property; (xviii) environmental regulation and liability; (xix) costs, compliance and other risks associated with climate change and emerging climate change regulation; (xx) information systems and cyber security; (xxi) uncertainty of the performance of contractors; (xxii) costs, delays and other risks associated with statutory and regulatory compliance; (xxiii) the uncertainty of profitability and financing risks, as the Company has no history of earnings;  (xxiv) health epidemics or pandemics; (xxv) internal controls over financial reporting; (xxvi)  foreign exchange fluctuations; (xxvii) the ability of the Company to retain skilled and experienced personnel, contractors, management and employees; (xxviii) potential litigation; (xxix) foreign operations; (xxx) possible conflicts of interest; (xxxi) uninsurable risks; (xxxii) risks associated with joint ventures; (xxxiii) capital cost estimates; and other risks and uncertainties listed in the Company’s public filings, including those set out under “Risk Factors” in the Company’s Annual Information Form for the year ended November 30, 2025, (the “AIF”) filed as Exhibit 99.1 to this Annual Report on Form 40-F and its Management’s Discussion and Analysis (“MD&A”) for the year ended November 30, 2025, filed as Exhibit 99.2 to this Annual Report on Form 40-F. These risks, as well as others, could cause actual results and events to vary significantly. Accordingly, readers should not place undue reliance on forward-looking statements and information, which are qualified in their entirety by this cautionary statement. There can be no assurance that forward-looking information, or the material factors or assumptions used to develop such forward-looking information, will prove to be accurate. The Company does not undertake any obligations to release publicly any revisions for updating any voluntary forward-looking statements, except as required by applicable securities laws.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted, under the multijurisdictional disclosure system adopted by the United States, to prepare this Annual Report on Form 40-F in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company prepares its financial statements, which are filed with this Annual Report on Form 40-F in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Consequently, the Company’s financial statements may not be comparable to those prepared by U.S. companies. The Company’s audited financial statements as at and for the years ended November 30, 2025, and 2024 (the “Audited Financial Statements”) are attached hereto as Exhibit 99.3 to this Annual Report on Form 40-F and incorporated by reference herein.

CURRENCY

Unless otherwise indicated, all dollar amounts in this Annual Report on Form 40-F are in Canadian dollars. The exchange rate of Canadian dollars into United States dollars, on November 28, 2025, based upon the daily average exchange rate as published by the Bank of Canada, was CDN $1.00=U.S. $0.7154. The exchange rate of Canadian dollars into United States dollars, on February 26, 2026, based upon the daily average exchange rate as published by the Bank of Canada, was CDN $1.00=U.S. $0.7306.

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

PRINCIPAL DOCUMENTS

The following documents, filed as Exhibits 99.1, 99.2 and 99.3 hereto, are hereby incorporated by reference into this Annual Report on Form 40-F:

(a)	Annual Information Form of GoldMining Inc. for the fiscal year ended November 30, 2025.

(b)	Management’s Discussion and Analysis of GoldMining Inc. for the fiscal year ended November 30, 2025.

(c)	Consolidated Financial Statements of GoldMining Inc. for the fiscal years ended November 30, 2025, and November 30, 2024.

ADDITIONAL DISCLOSURE

Certifications and Disclosure Regarding Controls and Procedures.

(a)	Certifications. See Exhibits 99.4, 99.5, 99.6 and 99.7 to this Annual Report on Form 40-F.

(b)	Disclosure Controls and Procedures.

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

(c)

Management’s Annual Report on Internal Control Over Financial Reporting. Management, with the participation of its Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) and 240.15d-15(f) under the Exchange Act). The Company uses the 2013 Internal Control - Integrated Framework published by The Committee of Sponsoring Organizations of the Treadway Commission as the basis for assessing its internal control over financial reporting. Management has determined that the Company’s internal control over financial reporting was effective as at November 30, 2025.

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

During the fiscal year ended November 30, 2025, covered by this Annual Report on Form 40-F, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Notices Pursuant to Regulation BTR.

The Company was not required by Rule 104 of Regulation BTR to send any notices to any of its directors or executive officers during the fiscal year ended November 30, 2025.

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

Code of Ethics.

The Board has adopted a written code of business conduct and ethics (the “Code”), by which it and all officers and employees of the Company, including the Company’s principal executive officer, principal financial officer and principal accounting officer or controller, abide. There were no waivers granted in respect of the Code during the fiscal year ended November 30, 2025. The Code is posted on the Company’s website at https://www.goldmining.com/corporate/corporate_governance. If there is an amendment to the Code, or if a waiver of the Code is granted to any of the Company’s principal executive officer, principal financial officer, principal accounting officer or controller, the Company intends to disclose any such amendment or waiver by posting such information on the Company’s website within five business days of the amendment or waiver and such information will remain available for a twelve-month period. Unless and to the extent specifically referred to herein, the information on the Company’s website shall not be deemed to be incorporated by reference in this Annual Report.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The required disclosure is included under the heading “Audit Committee” in the AIF, filed as Exhibit 99.1 to this Annual Report on Form 40-F and incorporated by reference herein.

For a description of the Company’s pre-approval policies and procedures related to the provision of non-audit services, see “Pre-Approval Policies and Procedures” on page 88 of the AIF, filed as Exhibit 99.1 to this Annual Report on Form 40-F and incorporated by reference herein.

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

DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The required disclosure is included under the heading “Contractual Obligations” in the Company’s MD&A for the fiscal year ended November 30, 2025, filed as Exhibit 99.2 to this Annual Report on Form 40-F and incorporated by reference herein.

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

EXHIBIT INDEX

Exhibit No.	Description

99.1	Annual Information Form for the fiscal year ended November 30, 2025

99.2	Management’s Discussion and Analysis for the fiscal year ended November 30, 2025

99.3	Consolidated Financial Statements for the fiscal years ended November 30, 2025, and 2024

99.4	Certificate of Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.5	Certificate of Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.6	Certificate of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Certificate of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Consent of PricewaterhouseCoopers LLP (PCAOB ID: 271)

99.9	Consent of Paulo Pereira

99.10	Consent of Robert E. Cameron

99.11	Consent of Joseph A. Kantor

99.12	Consent of Mauricio Castañeda

99.13	Consent of Reno Pressacco

99.14	Consent of Sue Bird

99.15	Consent of Scott E. Wilson

99.16	Consent of Paul Hosford

99.17	Consent of Michael Cole

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema

101.CAL	Inline XBRL Taxonomy Calculation Linkbase

101.LAB	Inline XBRL Taxonomy Extension Labels Linkbase

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase

101.DEF	Inline XBRL Taxonomy Extension Definition Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL and contained in Exhibit 101)

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

GOLDMINING INC.

By:	/s/ Pat Obara
Name:	Pat Obara
Title:	Chief Financial Officer
Date:	February 27, 2026